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UNBRIDLED ENERGY CORPORATION

(the “Company”)

Request for Annual Financial Statements and MD&A

And/Or Interim Financial Statements and MD&A

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders of the Company may request to receive the annual financial statements and the related management’s discussion and analysis (“MD&A”) of the Company for the eight-month fiscal period ended December 31, 2007 (“fiscal 2007”) and the interim financial statements and the related MD&A of the Company for the first, second and third quarters of fiscal 2008.  If you wish to receive such material, please complete and return this form to:

Pacific Corporate Trust Company

3rd Floor - 510 Burrard Street

Vancouver, BC  V6C 3B9

Any response you make on this form will be in effect for 2008 only, in accordance with securities regulations.

If you do not make the request below, you will not be sent the Company’s Annual Financial Statements and related MD&A for fiscal 2007 or the Company’s Interim Financial Statements and related MD&A for fiscal 2008.  These documents may be found on SEDAR at www.sedar.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company’s Mailing List in order to receive [check one or both to effect the request]:

_______

the Company’s Annual Financial Statements and related MD&A for fiscal 2007

_______

the Company’s Interim Financial Statements and related MD&A for fiscal 2008

Name of Shareholder (please print)

Address/City/Province or State/Postal Code or Zip Code

Name and Title of Person Signing (if different from name above)

Preferred Method of Communication (check one):

E-mail

o

Mail

o

Fax

o

E-mail Address (if applicable)

Fax No. (if applicable)

Signature of Shareholder

Date

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